GOTHIC GIN

Gothic Gin, Inc. (the "Company") a California Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Gothic Gin, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 21, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31, 2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	997	25,017
Accounts Receivable	4,458	11,642
Inventory	180,823	183,468
Total Current Assets	186,279	220,127
TOTAL ASSETS	186,279	220,127
LIABILITIES AND EQUITY		
Liabilities		
Long-term Liabilities		
Due to Related Party	209,782	207,582
Future Equity Obligations (SAFE Agreements)	793,000	593,000
Other Liabilities	75,000	-
Total Long-Term Liabilities	1,077,782	800,582
TOTAL LIABILITIES	1,077,782	800,582
EQUITY		
Common Stock	60	60
Additional Paid in Capital	11	4
Accumulated Deficit	(891,574)	(580,519)
Total Equity	(891,503)	(580,455)
TOTAL LIABILITIES AND EQUITY	186,279	220,127

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	78,774	66,452
Cost of Revenue	21,765	47,174
Gross Profit	57,008	19,278
Operating Expenses		
Advertising and Marketing	133,929	188,948
General and Administrative	229,283	159,571
Total Operating Expenses	363,212	348,519
Operating Income (loss)	(306,204)	(329,241)
Other Income		
Interest Income	-	2
Other	-	-
Total Other Income	-	2
Other Expense		
Interest Expense	-	-
Other	4,851	1,525
Total Other Expense	4,851	1,525
Provision for Income Tax	-	-
Net Income (loss)	(311,055)	(330,764)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(311,055)	(330,764)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Inventory	2,645	(132,959)
Accounts Receivable	7,184	(11,642)
Other Liabilities	75,000	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	84,829	(144,601)
Net Cash provided by (used in) Operating Activities	(226,227)	(475,365)
FINANCING ACTIVITIES		
Additional Paid in Capital	7	3
Related Party Advances/(Repayments)	2,200	(15,100)
Future Equity Obligations (SAFE Agreements)	200,000	518,000
Net Cash provided by (used in) Financing Activities	202,207	502,903
Cash at the beginning of period	25,017	(2,522)
Net Cash increase (decrease) for period	(24,019)	27,538
Cash at end of period	997	25,017

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/20	6,900,000	60	1	(249,755)	(249,695)
Issuance of Restricted Stock Awards	1,700,000	-	-	-	-
Equity-Based Compensation	-	-	3	-	3
Net Income (Loss)	-	-	-	(330,764)	(330,764)
Ending Balance 12/31/2020	8,600,000	60	4	(580,519)	(580,455)
Issuance of Restricted Stock Awards	25,000	-	-	-	-
Equity-Based Compensation	-	-	7	-	7
Net Income (Loss)	-	-	-	(311,055)	(311,055)
Ending Balance 12/31/2021	8,625,000	60	11	(891,574)	(891,503)

Gothic Gin, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Gothic Gin, Inc. ("the Company") was formed in California on October 18th, 2018. The Company earns revenue by selling an alcoholic beverage known as Gin at 45% ABV. The Company follows the London Dry Gin methodology and differentiates itself by using unique processes with Eucalyptus and Valencia Orange Peel. The Company's headquarters is in San Francisco, California. The Company's customers are global starting first in the United States, Australia and the UK.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Other Expense

In 2020 and 2021, the Company made charitable contributions in the respective amounts of $1,525 and $4,851.

Other Liabilities

In June 2021, the Company entered into a marketing agreement with an outdoor athletic stadium for product sponsorship opportunities to be provided till June 2024. An invoice will be provided on a monthly basis for all marketing efforts. As of December 31, 2021, the Company accrued a payable of $75,000 for such sponsorship services.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company's inventory consists of finished goods. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis. The ending balance of the Company's inventory was $183,468 and $180,823 as of December 31, 2020 and 2021, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2018, the Company authorized a Stock Plan ("the Plan") for the purposes of attracting and retaining talent. A total of 4,000,000 shares of Common Stock have been allocated towards this Plan to be awarded as Options or Restricted Stock Awards. In 2020 and 2021, a total of 2,531,250 and 2,556,250 Restricted Stock Awards were issued and outstanding, respectively. The Awards shall vest at the following rate: 25% on the first anniversary of the date of award, followed by 48 equal monthly installments until fully vested.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Total Shares		**Weighted Average Fair Value**
Total shares issued, January 1, 2020	900,000	$	0.00001
Granted	1,700,000	$	0.00001
Expired/cancelled	(68,750)	$	0.00001
Total shares issued, December 31, 2020	2,531,250	$	0.00001
Granted	25,000	$	0.00001
Expired/cancelled	-	$	0.00001
Total shares issued, December 31, 2021	2,556,250	$	0.00001

Weighted

	Nonvested Shares		Average Fair Value
Nonvested shares, January 1, 2020	850,000		
Granted	1,700,000	$	0.00001
Vested	(315,625)	$	0.00001
Forfeited	(68,750)	$	0.00001
Nonvested shares, December 31, 2020	2,165,625	$	0.00001
Granted	25,000	$	0.00001
Vested	(714,063)	$	0.00001
Forfeited	-	$	0.00001
Nonvested shares, December 31, 2021	1,476,563	$	0.00001

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Throughout 2020 and 2021, the founder advanced money to the Company for the purposes of funding operations. These advances do not bear any interest rate and are due upon demand. The ending balance of this payable was $207,582 and $209,782 as of December 31, 2020 and 2021, respectively.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2020 and 2021, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. During an equity financing event, the agreements provide the right of the investor to future equity in the form of Safe Preferred Stock equal to the purchase amount divided by the price per share, which is calculated as the post-money valuation cap divided by the Company capitalization. During a liquidity event, the investor has the right to the greater of (i) the purchase amount, or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the liquidity price. Safe Preferred Stock means the shares of the series of Preferred Stock issued to the investor in an equity financing event having identical rights as Standard Preferred Stock. No agreement is subject to a discount rate; however, each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $5M – 20M.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	209,782
2023	-
2024	-
2025	-
2026	-
Thereafter	-

*The SAFE agreements mature during a qualified financing or liquidity event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.00001 per share. 8,600,000 and 8,625,000 shares were issued and outstanding as of 2020 and 2021, respectively.

Common Shareholders can receive distributions at the discretion of the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 21, 2022, the date these financial statements were available to be issued.

In January 2022, the Company raised $25k in the form of a SAFE agreement with identical terms as those disclosed above (please see Debt note).

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced negative cash flows from operations. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank

responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.